Filed Pursuant to Rule 424(b)(3)
File No.: 333-148854

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 2 DATED OCTOBER 13, 2008
TO THE PROSPECTUS DATED JULY 1, 2008

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated July 1, 2008 (the “Prospectus”) and Supplement No. 1 dated October 9, 2008. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide an update to the “Material Tax Considerations” section of the Prospectus.

Material Tax Considerations

On July 30, 2008, the American Housing Rescue and Foreclosure Prevention Act of 2008 (the “Housing Act”) was enacted.  The following is a brief summary of certain provisions of the Housing Act.

•   Prior to the Housing Act, foreign currency exchange gain was not explicitly included or excluded from the statutory definitions of qualifying income for purposes of the 95% and 75% income tests. The Housing Act provides that most real estate-related foreign currency gain recognized after July 30, 2008 is excluded from the computation of the income tests (i.e., such gain is excluded from the numerator and the denominator of the income test computations).  However, foreign currency gain is treated as non-qualifying income if it is derived from substantial and regular trading or dealing in securities.  These rules depart from previously issued IRS guidance that generally treated foreign currency gains as qualifying income under the 95% and 75% income tests to the extent such gains were attributable to assets producing qualifying income.  Certain conforming changes have also been made to the asset tests, foreclosure property and prohibited transaction provisions of the Code.  See “Material Tax Considerations — Operational Requirements — Gross Income Tests,” and “—Asset Tests” and “Material Tax Considerations — Taxation as a REIT” in the Prospectus.

•   The Housing Act expands the scope of the hedging exception by providing that the income tests will exclude any income from a hedging transaction entered into by the REIT after July 30, 2008 primarily to manage the risk of (1) interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or (2) currency fluctuations with respect to an item of qualifying income under the 95% or 75% income test.  Prior to the enactment of the Housing Act, income from a hedging transaction was treated as nonqualifying income for purposes of the 75% income test, and the income from hedging transactions described under number (1) above was only excluded from the 95% income test.  See “Material Tax Considerations — Operational Requirements — Gross Income Tests” in the Prospectus.

•   Under prior law, sales of property by a REIT were not treated as prohibited transactions if such sales came within certain safe harbors. Certain provisions of the Housing Act make it easier for a REIT to fit within these safe harbor provisions, including a reduction in the current four year safe harbor holding period to two years for sales occurring after July 30, 2008.  See “Material Tax Considerations — Taxation as a REIT” in the Prospectus.

•   Previously, not more than 20% of a REIT’s total assets could be represented by securities of one or more of the REIT’s taxable REIT subsidiaries.  The Housing Act amends this rule by increasing the limitation to 25%.  This change is effective for our taxable years beginning after December 31, 2008. See “Material Tax Considerations — Operational Requirements — Asset Tests” in the Prospectus.

The foregoing is not an exhaustive list of changes made by the Housing Act.  You are urged to consult your tax advisors regarding the specific tax consequences to you of the changes resulting from the enactment of Housing Act.